NEWS RELEASE

Lorus Therapeutics Reports THIRD Quarter Results for Fiscal Year 2013

TORONTO, ONTARIO – April 12, 2013 – Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Corporation”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the three and nine months ended February 28, 2013.

Recent Highlights Include:

•	Announced that the Phase I clinical study of LOR-253 had successfully escalated to the target dose level based on predicted and observed clinical effects without limitation by toxicity. The success of this study allowed Lorus to initiate a biomarker clinical investigation to further explore the effects of the drug at relevant doses determined in the clinical trial.
•	Presented novel biomarker data for Lorus’ lead cancer therapy LOR-253 at the 2013 Annual Meeting of the American Association for Cancer Research (AACR), held in Washington, DC from April 6 – 10, 2013. The preclinical studies show that LOR-253 has a significant dose response antitumor effect that is associated with a dose dependent increase of the tumor suppressor Krüppel-like Factor 4 (KLF4) in animal models of human non-small cell lung cancer.
•	Presented new data to support the development of Lorus’ novel oncology product IL-17E at the 2012 American Association for Cancer Research (AACR) Tumor Immunology: Multidisciplinary Science Driving Basic and Clinical Advances Conference. The pre-clinical studies show that IL-17E significantly inhibits the growth of colon and melanoma cancers in animal models, with no apparent signs of toxicity.
•	Signed a collaboration agreement with Brock University for the development of novel anticancer drugs based on chemical derivatives of the natural compound pancratistatin.
•	Announced the allowance of patents by the United States Patent and Trademark Office for Lorus’ novel cancer therapy IL-17E as well as a patent for Lorus’ lead small molecule anticancer drug LOR-253 in China.

“We are excited about the continued development during the quarter in each of our platform programs. For example, we are exceptionally pleased with the clinical development of LOR-253; the IL-17E program continues to demonstrate its potential as an effective anticancer approach, and our LOR-500 program is developing at a cutting edge area of cancer treatment research at an accelerated pace. In addition we look forward to the additional data that will come from our LOR-253 clinical program over the next few months” said Dr. Aiping Young, President and CEO of Lorus

FINANCIAL RESULTS

Our net loss for the three months ended February 28, 2013 was $1.4 million ($0.03 per share) compared to $1.0 million ($0.05 per share) in the same period in the prior year. The Company incurred a net loss of $4.2 million ($0.10 per share) for the nine months ended February 28, 2013 compared to $3.6 million ($0.18 per share) during the same period in the prior year.

In the three month period ended February 28, 2013, research and development expenditures increased by $346 thousand compared with the same period in the prior year due to the manufacture of additional quantities of LOR-253, increased clinical costs associated with the LOR-253 Phase I clinical trial as well as spending on our IL-17E and LOR-500 programs initiated and escalated in the current year. General and administrative expenses remained consistent in the current quarter in comparison with the same period in the prior year.

In the nine month period ended February 28, 2013, research and development expenditures increased by $678 thousand compared with the same period in the prior year due to the manufacture of additional quantities of LOR-253, increased clinical costs associated with the LOR-253 Phase I clinical trial as well as spending on our IL-17E program initiated in the current year and escalated efforts on our LOR-500 program. General and administrative expenses remained consistent year over year in the nine months ended February 28, 2013 as increased legal costs associated with licensing activities were offset by a reduction in the deferred share unit liability.

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The Company utilized cash of $1.3 million in operating activities in three-month period ended February 28, 2013 compared with $1.0 million during the same period in the prior year. For the nine months ended February 28, 2013 Lorus utilized cash of $4.2 million compared with $2.9 million in the same period last year. The increase in cash utilized is primarily due to increased research and development activities.

At February 28, 2013, the Company had cash and cash equivalents of $1.6 million compared to $320 thousand at May 31, 2012.

Research and Development

Research and development expenses totaled $889 thousand in the three-month period ended February 28, 2013 compared to $543 thousand during the same period in the prior year and totaled $2.5 million in the nine month period ended February 28, 2013 as compared to $1.8 million in the same period in the prior year. Research and development expenses consisted of the following:

	Three months ended		Nine months ended
	Feb 28, 2013	Feb 29, 2012	Feb 28, 2013	Feb 29, 2012

Stock based compensation	$58	$11	142	132
Depreciation of equipment	8	8	24	25
Program costs	823	524	2,291	1,622
	$889	543	2,457	1,779

Program costs by program:

	Three months ended		Nine months ended
	Feb 28, 2013	Feb 29, 2012	Feb 28, 2013	Feb 29, 2012

Small molecules	$705	$524	$1,968	$1,622
Immunotherapy	118	—	323	—
Total	$823	$524	$2,291	$1,622

The increase in research and development costs during the three months ended February 28, 2013 is primarily the result of increased activity on our LOR-253 program as we manufactured additional quantities of the drug and as the Biomarker portion of the Phase I clinical trial escalates and approaches completion. In addition during the current fiscal year we initiated development on our IL-17E program and costs associated with this program will escalate in the latter portion of the fiscal year as Lorus initiates the manufacturing program to support Cancer Research UK’s development of the IL-17E program. Finally, during the three months ended February 28, 2013 we have escalated our research efforts on our preclinical compound LOR-500 including additional personnel and some outsourced research costs.

The increase in research and development costs for the nine months ended February 28, 2013 again is due to the manufacturing of additional quantities of LOR-253 and increased activity in the Phase I clinical trial which completed the dose escalation part of the Phase I study in January 2013 as well as the initiation of activities to support the IL-17E program and the escalation of efforts to develop LOR-500.

General and Administrative

General and administrative expenses totaled $491 thousand in the three-month period ended February 28, 2013 compared to $479 thousand in same period in the prior year. For the nine month period ended February 28, 2013, general and administrative expenses were $1.8 million compared with $1.8 million in the same period in the prior year.

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Components of general and administrative expenses:

	Three months ended		Nine months ended
	Feb 28, 2013	Feb 29, 2012	Feb 28, 2013	Feb 29, 2012

Stock based compensation	$82	$10	$238	$336
Depreciation of equipment	1	3	4	8
General and administrative excluding salaries	309	303	1,138	960
Salaries	99	163	432	521
	$491	$479	$1,812	$1,825

Stock based compensation expense was higher in the three months ended February 28, 2013 compared with the same period in the prior year due to increased grants in the current year as well as the vesting schedules of those grants (more up front vesting in the prior year) as well as all grants occuring in the first quarter in the current year compared with the second and fourth quarters in the prior year. Stock based compensation is lower for the nine month periods ended February 28, 2013 compared with the same period in the prior year due to certain one time grants in the prior year and the cancellation of certain outstanding options in the prior year (resulting in the acceleration of expense) which increased stock based compensation charges.

General and administrative expenses excluding salaries were consistent in the three months ended February 28, 2013 compared with the same period in the prior year. General and administrative expenses excluding salaries were higher in the nine months ended February 28, 2013 compared with the prior year due primarily to increased legal fees associated with licensing activities and increased investor relations costs due to increased activity in the current year. Salary costs in the three months ended February 28, 2013 were lower than the prior year due to a reduction in the Deferred Share Unit (“DSU”) liability (marked to market). During the nine month period ended February 28, 2013 salary costs were lower than the prior year due to a reduction in the DSU liability as well as reduced salary and benefit costs due to a lower headcount.

Management has forecasted that the Corporation’s current level of cash and cash equivalents is not sufficient to execute its current planned expenditures for the next twelve months without further investment. The Corporation is currently in discussion with several potential investors to provide additional funding. Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption. However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Corporation.

Lorus Therapeutics Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(unaudited)
	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
(amounts in 000's of Canadian Dollars except for per common share data)	Feb. 28, 2013	Feb. 29, 2012	Feb. 28, 2013	Feb. 29, 2012
REVENUE	$-	$-	$-	$-
EXPENSES
Research and development	889	543	2,457	1,779
General and administrative	491	479	1,812	1,825
Operating expenses	1,380	1,022	4,269	3,604
Finance expense	-	3	6	3
Finance income	(9)	(2)	(26)	(6)
Net financing (income) expense	(9)	1	(20)	(3)
Net loss and total comprehensive loss for the period	1,371	1,023	4,249	3,601
Basic and diluted loss per common share	$0.03	$0.05	$0.10	$0.18
Weighted average number of common shares (000's) outstanding used in the calculation of basic and diluted loss per common share	42,251	21,169	42,251	19,950

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About Lorus

Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: the ability of the company to continue as a going concern, the ability to find future financing, the establishment and maintenance of corporate alliances, the ability to achieve further positive advances in the pipeline, the potential for any of our drug candidates to be effective, that any of our drug candidates are novel or cutting edge, the results of our LOR-253 clinical trial, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward-looking statements could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

For further information, please contact:

Lorus Therapeutics Inc.

Elizabeth Williams, Director of Finance, 1-416-798-1200 ext. 372

ewilliams@lorusthera.com

The Trout Group

Lee M. Stern

646-378-2922

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